DAVID A. BELL PARTNER	February 17, 2017	EMAIL DBELL@FENWICK.COM Direct Dial (650) 335-7130

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney‑Advisor
Kathleen Collins, Accounting Branch Chief
Brittany Ebbert, Staff Accountant

Re:	Cloudera, Inc. Amendment No. 1 to Draft Registration Statement on Form S‑1 Submitted on January 27, 2017 CIK No. 0001535379

Ladies and Gentlemen:
On behalf of Cloudera, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (“Draft No. 3”) to the Confidential Draft Registration Statement on Form S‑1 (CIK No. 0001535379) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2016 (collectively as amended, the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 10, 2017 (the “Letter”) and conveyed orally on February 14, 2017 with respect to Confidential Submission No. 2 to the Draft Registration Statement submitted by the Company to the Commission on January 27, 2017 (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 3 in paper format, marked to show changes from Draft No. 2.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 3 to update certain other disclosures.

United States Securities and Exchange Commission
Division of Corporation Finance
February 17, 2017

Prospectus Summary, page 1

1.
You state that you focus your selling efforts on Global 8000 and large public sector organizations. Based on your response to prior comment 15, it appears that revenue from large public sector organizations may not be material to total revenues. Please revise to clarify the relevance of these target markets to your operations. In this regard, tell us, and revise to disclose, the percentage of revenue attributable to your Global 8000 customers and your large public sector organizations.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Draft No. 3.
Our Market Opportunity, page 4

2.
You state that you “can also disrupt traditional markets, including a significant portion of the Relational Database Management Systems and Non‑Relational Database Management Systems markets.” Please tell us whether your platform currently addresses these two markets. To the extent it does not, explain the basis for including these two markets in your market opportunity.

The Company respectfully advises the Staff that the Company’s platform does currently address the Relational Database Management Systems and Non‑Relational Database Management Systems markets, and is sold by the Company for that purpose. The Company respectfully advises the Staff that it has also revised its disclosure on page 5 of Draft No. 3 to clarify that its platform addresses these markets.
Certain Relationships and Related Party Transactions, page 108

3.	Please file the Enterprise Subscription Agreement with Intel as an exhibit, or advise. See Item 601(b)(10) of Regulation S‑K.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to file the Enterprise Subscription Agreement with Intel as an exhibit. The Company has revised the Exhibit Index accordingly.
Notes to Consolidated Financial Statements
Note 10. Stock Option Plans, page F‑28

4.
We note from your revised disclosures in response to prior comment 20 that in the case of an IPO, the performance condition for your RSU awards is “achieved” six months following the completion of the IPO. Please clarify at what point you believe the performance‑based criterion is “probable” of satisfaction, and what impact, if any, that has on when you will recognize stock‑based compensation expense. Refer to ASC 718‑10‑55‑78 and ASC 718‑10‑25‑20.

United States Securities and Exchange Commission
Division of Corporation Finance
February 17, 2017

The Company respectfully advises the Staff that it has revised its disclosure on pages F‑31 and F-36 of Draft No. 3 to clarify that in the case of an initial public offering, or IPO, it considers the performance‑based criterion to be achieved upon effectiveness of the Company’s IPO. The six‑month period subsequent to the IPO determines or fixes the service period for those RSUs that would have otherwise met the service condition without regard to the incremental six month period, but it does not impact the determination of when the performance‑based criterion is achieved.
Accordingly, upon the effective date of its IPO the Company will record a cumulative catch‑up of stock‑based compensation expense for that portion of the RSUs that is equal to the amount determined by dividing (x) the period from the grant date to the IPO date by (y) the service period (which is the period from the grant date to the date at least six months subsequent to the IPO date). As a simplistic example, if an RSU subject to these terms with a one year service vesting requirement had been granted on October 31, 2015 and the IPO were to have occurred on October 31,2016, the percentage of stock‑based compensation expense attributed as of October 31, 2016 for that RSU would have been 67% (calculated as 1 year divided by 1.5 years) of the value of the award, recognizing the additional six month service period.
If the effective date of the IPO had been October 31, 2016, the amount recorded on that date would have been $179.4 million. Subsequent to the effective date, RSUs will continue to meet the remaining service vesting conditions extending through fiscal 2021. As those RSUs vest, additional stock‑based compensation expense of $187.4 million would have been recorded over the period of November 1, 2016 through 2021 using the accelerated attribution method.

5.
You state that if this offering had been completed on October 31, 2016, you would have recognized $179.4 million of stock‑based compensation on that date. Please revise to clarify that you would have begun recognizing $179.4 million of stock‑based compensation over the six‑month period following that date, or explain. Similar revisions should be made to your disclosures in Note 15, as applicable.

In response to the Staff’s comment, and taking into account the response to question 4 above, the Company has revised its disclosure on pages F‑15 and F‑31 of Draft No. 3 to clarify the above.
_____________________
In response to the Staff’s oral comment conveyed to us during a telephone conference with the Staff on February 14, 2017 regarding the Company’s status under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”), we set forth below our analysis since January 31, 2015 through October 31, 2016, in tabular form, of the Company’s compliance with the research and development company exemption pursuant to Rule 3a‑8 of the 1940 Act. The percentages described below have been determined on an unconsolidated basis, except that the Company has consolidated any wholly-owned subsidiaries:

United States Securities and Exchange Commission
Division of Corporation Finance
February 17, 2017

Rule 3a‑8 Element	Analysis
(1) Its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expense for the same period;
Satisfied: Research and development expenses for each rolling four quarter period are more than 20% of total expenses, including cost of revenues. Such percentage has not fallen below 24% in any quarter.

(2) Its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period;	Satisfied: Net income from investments has never exceeded twice the amount of research and development expenses. Such income has not exceeded $1 million in any quarter.
(3)    Its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed five percent of its total expenses for the same period;
Satisfied: Expenses from investment activities for all periods were less than 1% of total expenses. Such expenses have not exceeded $100,000 in any quarter.
(4)    Its investments in securities are capital preservation investments, except that:
i.    No more than 10 percent of the issuer’s total assets may consist of other investments, or
ii.    No more than 25 percent of the issuer’s total assets may consist of other investments, provided that at least 75 percent of such other investments are investments made pursuant to a collaborative research and development arrangement;
Satisfied: Non‑capital preservation investments have never accounted for 10% or more of total assets. Such investments have not exceeded $1.0 million.
(5) It does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company;	Satisfied: We respectfully refer the Staff to the description of the Company’s business in Draft No. 3.
(6)    It is primarily engaged, directly, through majority‑owned subsidiaries, or through companies which it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by:

Satisfied: The Company is primarily engaged in the business of developing and marketing data management, machine learning and advanced analytics technologies. We respectfully refer the Staff to the description of the Company’s business in Draft No. 3.

iii. The activities of its officers, directors and employees;
Satisfied: The Company’s officers, employees and, as related to the Company, its directors are focused on developing and marketing data management, machine learning and advanced analytics technologies. We respectfully refer the Staff to Draft No. 3.

United States Securities and Exchange Commission
Division of Corporation Finance
February 17, 2017

Rule 3a‑8 Element	Analysis
iv. Its public representations of policies;	Satisfied: We respectfully refer the Staff to Draft No. 3.
v. Its historical development; and
Satisfied: The Company has been in its current business since its founding in 2008. We respectfully refer the Staff to the discussion of the Company’s history in the “Overview” of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Draft No. 3.

vi. An appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents; and
Satisfied: An appropriate resolution was approved in connection with the Series F‑1 financing, including that (i) the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities (ii) the Board has adopted a written investment policy with respect to the Company’s capital preservation investments, and (iii) the Company shall take all steps and precautions reasonably necessary to avoid being deemed an “investment company” under the 1940 Act.

(7) Its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.
Satisfied: The Company has adopted a written investment policy with respect to capital preservation investments. Further, the Company intends to modify its investment policy prior to completion of the offering to limit the capital preservation investment securities mix such that its investment securities represent less than 40% of total assets on an unconsolidated basis (exclusive of government securities and cash items) in the event that the Company no longer qualifies for the exemption under Rule 3a‑8. While currently not formally part of the investment policy, it has been the Company’s intention to so limit the capital preservation investment securities mix in the event that the Company no longer qualifies for the exemption under Rule 3a-8.

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United States Securities and Exchange Commission
Division of Corporation Finance
February 17, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335‑7130, or, in my absence, Niki Fang, Esq. at (650) 335‑7252.

Sincerely,
FENWICK & WEST LLP
/s/ David A. Bell
David A. Bell

cc:	Tom Reilly, Chief Executive Officer
Jim Frankola, Chief Financial Officer
David Middler, Esq., Chief Legal Officer
Jay Wedge, Esq., Senior Counsel
Cloudera, Inc.

Niki Fang, Esq.
Jennifer J. Hitchcock, Esq.
Amanda E. Baratz, Esq.
Fenwick & West LLP

Richard C. Blake, Esq.
Heidi E. Mayon, Esq.
Brian Savage, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dane B. Wall
Ernst & Young LLP